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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DataStream Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

238124101

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 238124101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C. 13-2649199
(Shares reported for Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. include shares held by WPG Select Technology Fund, L.P., WPG Select Technology Overseas, L.P., WPG Select Technology QP Fund, L.P., WPG Institutional Software Fund, L.P., and WPG Software Fund, L.P., to which Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. is investment advisor as well as shares which Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. acquired on behalf of and as investment advisor to managed brokerage accounts owned by parties which are independent of the entities, as well as other funds which are deemed to be controlled by Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C., because it is the General Partner of the Fund or Managing Member of the Limited Liability Corporation that is the General Partner of the Fund.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 1,025,864

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 1,025,864

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,864

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 5.1% (Based on latest 10-Q filing by DSTME, listing common shares outstanding as 19,961,303 shares.)

12.	Type of Reporting Person (See Instructions)

BD IA

CUSIP No. 238124101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Boston Partners Asset Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 81,231

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 81,231

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,231

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) .4% (Based on latest 10-Q filing by DSTME, listing common shares outstanding as 19,961,303 shares.)

12.	Type of Reporting Person (See Instructions)

BD

Item 1.
	(a)	Name of Issuer DataStream Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices
50 Datastream Plaza, Greenville, SC 29605
Item 2.
	(a)	Name of Person Filing Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C. Boston Partners Asset Management, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence WPG: 909 Third Avenue, New York, NY 10022 BPAM: 28 State Street, 20th Floor, Boston, MA 02109
(c)	Citizenship
Delaware  (Weiss, Peck & Greer Investments is a division of Robeco USA, L.L.C., organized under the laws of the State of Delaware.)
Delaware (Boston Partners Asset Management, L.L.C. is organized under the laws of the state of Delaware.)
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 238124101

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[X]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: WPG: 1,025,864 BPAM: 81,231
	(b)	Percent of class: WPG: 5.1% BPAM: .4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote WPG: 1,025,864 BPAM: 81,231
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of WPG: 1,025,864 BPAM: 81,231

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This statement on Schedule 13G (Schedule 13G) is filed by Robeco USA, L.L.C. (Robeco), a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,025,864 shares of common stock of DataStream Systems, Inc., (the Common Stock) held by Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. as well as 81,231 shares Common Stock held by Boston Partners asset Management at December 31, 2004 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. may be deemed to be a beneficial owner of such Common Stock. To the knowledge of Robeco, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

Robeco or an entity wholly owned by Robeco is General Partner or Supervisory General Partner of WPG Select Technology Fund, L.P., a Delaware limited partnership, WPG Select Technology QP Fund, L.P., a Delaware limited partnership, WPG Select Technology Overseas, L.P. a Cayman Island limited partnership, WPG Software Fund, L.P., a Delaware limited partnership, WPG Institutional Software Fund, L.P., a Delaware limited partnership, each of whose principal office is located at c/o Robeco USA, 909 Third Avenue, New York, New York, 10022. The aforementioned may be deemed a group under Rule 13(d). Boston Partners Asset Management, L.L.C., is a Delaware limited liability company whose principal office is located at 28 State Street, 20th Floor, Boston, MA 02109. Boston Partners Asset Management, L.L.C. and WPG are affiliated entities as wholly-owned subsidiaries of Robeco and collectively hold 5.5% of the shares outstanding of DataStream Systems, Inc., but do not constitute a group under Rule 13(d).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date

/s/ Mary Ann Iudice
Signature

Mary Ann Iudice, Chief Compliance Officer, Weiss Peck & Greer Investments and Boston Partners Asset Management, L.L.C.
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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